EXHIBIT 1


                          NEWS RELEASE

              KANSAS CITY, MISSOURI - JULY 21, 1995


          Shareholders of Interstate Bakeries Corporation (the "Company") (NYSE-IBC) at a Special Meeting today held in Kansas City, Missouri approved a series of amendments leading to the acquisition of Continental Baking Company. The actions taken included:

          1. An amendment to increase the number of authorized shares of the Company from 41,000,000 to 61,000,000, consisting of 60,000,000 shares of
               Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share.

          2. The purchase by the Company of all the outstanding stock of Continental Baking Company, an indirect wholly-owned subsidiary of Ralston Purina Company, for $220,000,000 in cash and the issuance of 16,923,077 shares of Common Stock of the Company.

          3. An amendment of the Company's 1991 Stock Option Plan to increase the number of shares of Common Stock of the Company reserved for issuance up;on the exercise of options thereunder from 2,031,534 to 4,000,000.

          Commenting on the purchase of Continental Baking Company, Charles A. Sullivan, Chairman and Chief Executive Officer, indicated that the shareholder approval, coupled with recent regulatory clearance, should result in a quick closing of this transaction. The Department of Justice announced Thursday that it had reached an agreement with the Company on the purchase of Continental Baking Company. The Company will be required to sell one brand of premium white bread, establishing viable competition, in each of five specific markets: Los Angeles, San Diego, Chicago, Milwaukee and Central Illinois. Interstate's popular brands in these markets include Weber's in Southern California; and in the Midwest, Butternut, Mrs. Karl's and Sunbeam. Continental's brand of premium white bread is Wonder.

          Mr. Sullivan, commenting on the agreement, said "We don't agree with the Justice Departments' position on all fronts, but decided it was better to bring this to a conclusion and avoid prolonged litigation. It was in the best interest of both Interstate and Continental." The combined companies have sales of $3 billion. Mr. Sullivan indicated the divestiture covered by the agreement would represent less than 5 percent of total combined sales for the two companies.

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          Interstate Bakeries Corporation, through its operating
subsidiary, Interstate Brands Corporation, is the nation's largest independent wholesale baking company with 30 bread and cake bakeries located in strategic markets from coast-to-coast. The
Company is headquartered in Kansas City, Missouri.

          For information on the Company, please contact:

          R.S. Sutton
          Vice President, General Counsel and
            Corporate Secretary
          Interstate Bakeries Corporation
          12 East Armour Boulevard
          Kansas City, MO 64111